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                          April 13, 2021

       J. Jacob Isaacs
       Chief Executive Officer
       Fourth Wave Energy, Inc.
       75 E. Santa Clara St., 6th Floor
       San Jose, CA 95113

                                                        Re: Fourth Wave Energy,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 9, 2021
                                                            File No. 333-255168

       Dear Mr. Isaacs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences